Exhibit 99.1

RESULTS OF ANNUAL GENERAL MEETING HELD ON AUGUST 6, 2026

Singapore, Singapore – August 6, 2026 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai International” or the “Company”) wishes to announce that all the resolutions as set out in its Notice of Annual General Meeting dated July 7, 2026 were duly passed at its Annual General Meeting held in Singapore today.

About China Yuchai International

China Yuchai International, through its principal operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), is one of the leading powertrain solutions manufacturers in China. Founded in 1951, Yuchai maintains a reputable brand name, a strong research and development team, and a significant market share in China. Yuchai specializes in the design, manufacture, and sale of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. It delivers a comprehensive portfolio of powertrain solutions, spanning traditional diesel and natural gas engines to alternate fuels and new energy products, including pure electric, range extenders, hybrid, and fuel cell systems. Through an extensive network of regional sales offices and authorized customer service centers, Yuchai distributes engines directly to auto OEMs and distributors while providing after-sales services across China and globally. In 2025, Yuchai sold 461,309 engines and reported total revenue of RMB 24.6 billion. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai International's and the joint ventures’operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai International cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in the Company's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai International specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com